Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-169119
November 30, 2011

Media Advisory

November 30, 2011

New York and Baltimore - Barclays Capital and EquityCompass Strategies have developed the EquityCompass Share Buyback Index (the “Index”).  Calculation of the Index was commenced on November 7, 2011.

The EquityCompass Share Buyback Index seeks to systematically capture the returns that may be available from taking a long position in a basket of stocks that are the subject of recent buyback announcements. The basket of stocks is selected pursuant to the EquityCompass Share BuyBack Strategy (the “Strategy”) which is based on the premise that stocks of companies that announce share buybacks may perfom well because buyback announcements may be a signal to the market that the company’s management believes that the company’s shares are undervalued, subject to certain trading restriction filters and concentration procedures.

Barclays Capital, the investment banking division of Barclays Bank PLC, is the index sponsor and is responsible for calculating, maintaining and publishing the Index. EquityCompass Strategies is responsible for maintaining the Strategy.

The EquityCompass Share Buyback Index is published on the Barclays Capital Index website (www.barcap.com/indices) and on Bloomberg (“EQCOMPBB <Index>”). Such website is not being incorporated by reference herein.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About EquityCompass Strategies

EquityCompass Strategies is a unit of Choice Financial Partners, a wholly-owned subsidiary and affiliated SEC-registered investment adviser of Stifel Financial Corp. (NYSE: SF), and an affiliate of Stifel, Nicolaus & Company, Incorporated.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for offerings of the Products. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue - Attn: US InvSol Support, New York, NY 10019.

Select Risk Considerations

You should carefully consider, among many things, the “Risk Factors” section in the applicable offering document.

The level of the Index will depend upon the success of the EquityCompass Share Buyback Strategy:

The Index is based on the EquityCompass Share Buyback Strategy, which seeks to capture the returns that may be available from investing in a selected basket of stocks of up to 30 companies with the most significant share buyback announcements in the three months prior to the relevant index portfolio constitution date and which meet other eligibility requirements.  The EquityCompass Share Buyback Strategy is based on the premise that stocks of companies that announce share buybacks will perform well because share buybacks are a signal to the market that the management of a company believes the company’s shares are undervalued.  This positive signal to the market may cause the value of the shares to rise after the share buyback announcement.  However, the announcement of a share buyback within the relevant three month period and other selection criteria used by the EquityCompass Share Buyback Strategy may not be accurate predictors of future share performance.  If the EquityCompass Share Buyback Strategy selects stocks that subsequently decline in value, the level of the Index will decline, which will have an adverse effect on the value of any products linked to the EquityCompass Share Buyback Index (the “Products”).

Credit of the Issuer:

The Products, if and when issued, will be unsecured obligations of the issuer of such Products and will not be, either directly or indirectly, an obligation of any third party. Any payment to be made on the Products depends on the ability of the issuer of such Products to satisfy its obligations as they come due. As a result, the value of Products may be affected by changes in the perceived or actual creditworthiness of the issuer of such Products, and, in the event the issuer of such Products were to default on its obligations, you may not receive the amounts owed to you under the terms of such Products.

Your own evaluation of the merits:

In connection with any purchase of Products, you should consult your own financial, tax and legal advisors as to the risks involved in an investment in the Products and not rely on Barclays’ or the issuer or any distributor of such Products’ views in any respect. You should make a complete investigation as to the merits of an investment in Products.

Liquidity:

There may be little or no secondary market for Products. Barclays Capital Inc. or the issuer of such Products, as the case may be, may engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells Products prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold Products to maturity.

Certain Built-In Costs:

The original issue price of Products includes the agent’s commission and the cost of hedging the issuer’s obligations under Products through one or more of its affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. or the issuer of such Products, as the case may be, will be willing to purchase Products from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.

Potential Conflicts of Interests:

Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index. As will be discussed in further detail in the offering documents relating to any Products, the index sponsor has the discretion in a number of circumstances, including upon the occurrence of an index market disruption event or force majeure event, to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the Products.  For example, if there is a lack of liquidity or material decline in the liquidity of an index component, the index sponsor could determine that this is an index market disruption event and make certain adjustments to the Index.

The Index Has Very Limited Historical Information:

The Index was created in November 2011. Because the Index is new and extremely limited historical performance data exists, your investment in the Products may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance. A longer history of actual performance may be helpful in providing more reliable information on which to evaluate the validity of the EquityCompass Share Buyback Strategy and the methodology utilized by the Index to select the index components.

Historical Levels of the Index Should not be Taken as an Indication of the Future Performance or Volatility of the Index during the Term of the Products:

It is impossible to predict whether the Index will rise or fall. The level of the Index reflects the performance of a limited number of shares, relative to a broad market indicator.  The performance of these shares may be influenced by many unpredictable factors. The actual volatility and performance of the Index over the term of the Products, as well as the amount payable at maturity or upon early redemption, may bear little relation to historical levels of the Index.

The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

© 2011, Barclays Bank PLC. All rights reserved.